ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com
October 19, 2007
BY FACSIMILE & OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Daniel F. Duchovny, Esquire

Re:	Factory Card & Party Outlet Corp. Schedule TO-T filed October 1, 2007 by Amscan Holdings, Inc. and Amscan Acquisition, Inc. SEC File No. 005-49243
Dear Mr. Duchovny:
     On behalf of Amscan Holdings, Inc. (“Parent”) and Amscan Acquisition, Inc. (“Purchaser”, and collectively with Parent, the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement referenced above (the “Schedule TO”).
     Amendment No. 1 is being filed in response to comments contained in the letter from Daniel F. Duchovny of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 10, 2007 (the “Letter”). The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Letter and are based upon information provided to Ropes & Gray LLP by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, the Offer to Purchase for Cash (the “Offer to Purchase”) and the Letter of Transmittal (the “Letter of Transmittal”), respectively, as set forth in Amendment No. 1.
     Amendment No. 1 to the Schedule TO is attached hereto as Exhibit A. Attached as Exhibit B is a document illustrating the changes to the Offer to Purchase and Letter of Transmittal, which were effectuated by Amendment No. 1 and which are referenced below in our responses to each of the Staff’s comments in the Letter.
     On behalf of the Company, we advise you as follows:

October 19, 2007
Schedule TO-T
General
1.	Comment: We note that the bidders held discussions with some of the company’s executive officers to amend their employment agreements prior to the execution of the merger agreement. Please provide us with your detailed legal analysis of the applicability of Rule 13e-3 to the current transaction. Please refer to Section II.D.3 in the Current Issues and Rulemaking Projects Outline (November 14, 2001) and to Item P.3 of the Manual of Publicly Available Telephone Interpretations, each available on our website www.sec.gov.

Response to Comment 1:
I.	Introduction
We respectfully advise the Staff that we believe the proposed merger does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the executive officers and senior management of Factory Card & Party Outlet Corporation (“Factory Card”) are not affiliates of the Company, Berkshire Partners LLC (“Berkshire”), or AAH Holdings Corporation (“AAH Holdings” and, together with Berkshire, the “Buyers”). Accordingly, we believe that none of the Company, the Buyers, Factory Card, or the Management Participants should be Schedule 13E-3 filing persons in connection with the transaction.

For purposes of this response, the term “Management Participants” refers to Factory Card executive officers Gary Rada, Timothy Gower and Michael Perri, and Factory Card senior management members Timothy Benson, Debra Smetana, Edward Plesa, Robert Krentzman and Eugene Koch. The Management Participants are those Factory Card executive officers and senior management who will retain their positions with the surviving corporation (the “Surviving Corporation”) and who executed agreements with Parent, Factory Card, and Factory Card’s subsidiary concerning certain terms of their employment.
II.	Applicable Rule
Rule 13e-3 defines a “Rule 13e-3 transaction” as the purchase of any equity security, or tender offer for any security, by the issuer of such securities or by an affiliate of such issuer. The rule defines an “affiliate” of the issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control

October 19, 2007
with such issuer.” We note that the element of “control” that is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances.

With respect to the Management Participants, the key question, as described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”), is whether members of management that are affiliates of the issuer can be considered to be affiliates of the purchaser and hence “on both sides of the transaction,” making the purchaser also an affiliate of the issuer. An “important aspect” of the staff’s analysis in determining if senior management is engaged in a going private transaction is centered around whether management would ultimately (1) hold a material amount of the surviving company’s outstanding equity securities, (2) occupy seats on the board of the surviving company in addition to senior management positions, and (3) otherwise be in a position to control the surviving company.

The Staff has also, in Item P.3 of the Manual of Publicly Available Telephone Interpretations (July 1997), suggested consideration of the following factors in determining whether a Schedule 13E-3 filing is required: (1) increases in consideration to be received by management, (2) alterations in management’s executive agreements favorable to management, (3) the equity participation of management in the surviving corporation, and (4) the representation of management on the board of the surviving corporation.
III.	Neither the Buyers Nor the Company Is an “Affiliate” of Factory Card
We do not believe that the facts and circumstances of the current situation are sufficient to properly characterize the Buyers or the Company as an “affiliate” of Factory Card such that the transaction would constitute a “Rule 13e-3 Transaction.” Neither the Buyers nor the Company (i) own any equity securities of Factory Card, (ii) have any representation on the board of directors of Factory Card (or the right to appoint any representatives to the board of directors of Factory Card, except in connection with the contemplated transaction) or employment relationship with Factory Card, or (iii) have any other commercial relationship that is indicative of control of, or common control with, Factory Card.

Further, as described under the “Background and Reasons for the Company Board of Directors’ Recommendation” section in Factory Card’s Schedule 14D-9 filed with the Commission on October 1, 2007 (the “Schedule 14D-9”), Factory Card’s board of directors, with the assistance of an independent financial advisor, Goldsmith, Agio, Helms Securities, Inc. (“Goldsmith”), conducted an extensive exploration of strategic

October 19, 2007
alternatives, including a possible sale of Factory Card. Under the direction of Factory Card’s board of directors, Factory Card and Goldsmith conducted an extensive private auction process, which involved contacting 253 parties to determine interest in a business combination with Factory Card, entering into confidentiality agreements with 57 parties, receiving preliminary indications of interest from four parties and final bids from two parties, and which culminated in the Company’s final offer of $16.50 per share. Ultimately, Factory Card’s board of directors, comprised of seven independent directors and Mr. Rada, unanimously approved the Agreement and Plan of Merger, dated September 17, 2007 (the “Merger Agreement”), among the Company and Factory Card and the transactions contemplated thereby.
IV.	None of the Management Participants Are an “Affiliate” of the Company, the Buyers, or the Surviving Corporation
A.	Ownership of the Surviving Corporation’s Outstanding Equity Securities
The Management Participants will not own a material amount of equity securities in the Surviving Corporation. All Factory Card securities currently held by the Management Participants will be cashed out in connection with the Offer, and no Management Participant will own any equity securities of the Surviving Corporation after the merger contemplated by the Merger Agreement occurs (the “Merger”).

As described in the “Executive Agreements” section of the Offer to Purchase, on the date of the Merger, AAH Holdings will grant Messrs. Rada, Gower, Perri, Benson, Plesa, Krentzman and Koch as well as Ms. Smetana, nonqualified options to purchase 30, 20, 24, 24, 15, 12, 14 and 14 shares, respectively, of common stock of AAH Holdings at an exercise price equal to the fair market value of the common stock on the date of grant. One-half (50%) of the options will vest in equal annual installments over a period of five years following the date of grant, and the remaining one-half (50%) will be subject to performance vesting in accordance with the terms specified in the applicable option agreement. The options subject to time vesting will immediately vest upon the consummation of any “sale transaction” (as defined in the applicable option agreement) involving the Surviving Corporation and certain of its affiliates which occurs after the consummation of the merger. The Management Participants are not expected to acquire any other securities of AAH Holdings, or any securities of Parent or the Surviving Corporation, in connection with the transaction.

Assuming vesting of the maximum amount of non-performance based options in the first year after the grant of the options, and exercise by all Management Participants with

October 19, 2007
respect to such options, as a whole, the Management Participants will only hold .05%[1] of the equity securities of AAH Holdings. Mr. Rada, as the largest holder of options among the Management Participants, would hold only .01% of the equity securities of AAH Holdings.

Even assuming that all of the options held by the Management Participants, including the performance based options, immediately vest and are exercised, the Management Participants would still only hold .45% of the equity securities of AAH Holdings, with Mr. Rada holding ..09%. Even then, the Management Participants would not be in a position to control AAH Holdings or any entity in the AAH Holdings corporate structure, including Parent and the Surviving Corporation.
B.	Only One of the Management Participants Will Hold a Board Seat on the Surviving Corporation’s Board of Directors
Only one of the Management Participants, Mr. Rada, currently holds a seat on the eight member board of directors of Factory Card. Mr. Rada will also hold a seat on the board of directors of the Surviving Corporation. The anticipated size of the board of directors of the Surviving Corporation is four members, with the remaining three members all designated by the Buyers. None of the remaining designees will be Management Participants or other employees of the Surviving Corporation. The Management Participants thus will not have control of the board of directors of the Surviving Corporation. Additionally, Mr. Rada may be removed from the Surviving Corporation board of directors by Parent, as sole stockholder of the Surviving Corporation, at any time after the expiration of the term of his amended employment agreement.

Finally, none of the Management Participants will have executive officer or senior management positions, or board of directors positions, with Buyers or Parent, which will, based upon their equity interests in the Surviving Corporation, ultimately control the Surviving Corporation.
C.	The Management Participants Will Not Receive Significant Increases in Consideration
As more fully described in the “Executive Agreements” section of the Offer to Purchase and below, on September 17, 2007, in connection with the contemplated transaction, (1) each Management Participant with an existing employment agreement with Factory Card (Messrs. Rada, Gower and Perri) entered into an amendment to his existing employment agreement (the “Executive Agreements”) and (2) each remaining Management

[1]	All percentages provided in this Section IV.A. are based on a fully diluted outstanding share count of 33,750 as of October 16, 2007.

October 19, 2007
Participant entered into agreements concerning his or her participation in Factory Card’s Executive Severance Plan (the “Additional Agreements”).

In the Executive Agreements and the Additional Agreements, each of the Management Participants agreed, among other things, to (1) limit his or her ability to terminate his or her employment with the Surviving Corporation for “good reason” as defined under his or her employment agreement or the Executive Severance Plan, as applicable; and (2) eliminate the provisions in the employment agreements and Executive Severance Plan, as applicable, requiring the acceleration of vesting of equity awards as a result of terminations for “good reason,” “without cause,” and as a result of a “change in control.” In exchange for these concessions, (1) Parent agreed to cause AAH Holdings to grant options to purchase equity securities of AAH Holdings to the Management Participants upon the closing of the contemplated transaction and (2) Factory Card agreed to refrain from amending the Executive Severance Plan until 2011 and to extend the term of the employment agreements until 2010 with respect to Mr. Rada and until 2009 with respect to Messrs. Gower and Perri. The Executive Agreements and Additional Agreements do not provide for any salary or bonus increases for the Management Participants and as such, the salary and bonus of the Management Participants before the Merger is expected to be substantially similar to that after the Merger.

In view of these agreements, the Management Participants are not receiving significant increases in consideration. In addition, as noted above, the Commission has stated that it would not view a person as an affiliate of the purchaser solely because that person enters into or agrees to enter into a reasonable and customary employment agreement. (See Note 6, Release No. 34-16075). The terms of the employment arrangements agreed to between the Management Participants and Parent, Factory Card, and Factory Card’s subsidiary are reasonable and customary agreements that reflect the Management Participant’s respective positions with the Surviving Corporation.
D.	The Management Participants Will Not Be in a Position to Control the Surviving Corporation
Neither the Management Participants, nor other senior management, will be in a position to control the Surviving Corporation. No Management Participant will own any of the Parent’s or the Surviving Corporation’s equity upon the consummation of the contemplated merger. Further, as discussed in Section IV(A), even if all options to purchase AAH Holdings shares immediately vest and are exercised, the Management Participants will only own 0.45% of the equity securities of AAH Holdings. The board of directors of the Surviving Corporation will consist of three members and Mr. Rada, with the Buyers designating all of the three other members. Through the Buyers’ control of the board of AAH Holdings, Parent, and the Surviving Corporation, and through the

Buyers’ equity ownership of the same, the Buyers will control all decisions of the Surviving Corporation. Therefore, the Management Participants will not control the Surviving Corporation.
V.	General Principles of Rule 13e-3
We do not believe that the proposed acquisition of Factory Card is a transaction of the type against which Rule 13e-3 is designed to protect. As described in the Commission’s Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, Release No. 34-17719 (Apr. 13, 1981), Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects those transactions may have upon the confidence of investors generally. The need for that protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates. This was due in part to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

As described in detail in the “Background to the Offer” section of the Offer to Purchase and the “Background and Reasons for the Company Board of Directors’ Recommendation” of the Schedule 14D-9, the negotiations between the Company/AAH Holdings and Factory Card were arm’s-length negotiations. Factory Card’s board of directors, with the assistance of Goldsmith, engaged in a competitive process in the sale of Factory Card, which involved preliminary discussions with multiple potential interested parties, executing confidentiality agreements with 57 different parties, providing due diligence to and soliciting indications of interest from four parties and conducting substantive negotiations (including the negotiation of a form of merger agreement and price) with one other party in addition to the Company.
VI.	Conclusion
For the reasons discussed above, we do not believe that the facts and circumstances of the current situation are sufficient to properly characterize the Company or the Buyers as an “affiliate” of Factory Card such that the transaction would constitute a “Rule 13e-3 Transaction. In addition, we do not believe that the facts and circumstances are sufficient to properly characterize the Management Participants as affiliates engaged in a 13E-3 going private transaction.

October 19, 2007
Offer to Purchase
Acceptance for Payment and Payment, page 8
2.	Comment: Please revise the language on page 8 that states that you will return any securities which are not accepted for tender “as promptly as practicable after the expiration or termination of the Offer” to state that you will make such returns “promptly” as required by Rule 14e-1(c).

Response to Comment 2:

The Company has revised the disclosure on page 8 of the Offer to Purchase by replacing the phrase “as promptly as practicable” with “promptly” in order to conform with the language of Rule 14e-1(c).

Similarly, the Company has revised the disclosure in Instruction 4 of the Letter of Transmittal by replacing the phrase “as soon as practicable” with “promptly” in order to conform with the language of Rule 14e-1(c).
Certain U.S. Federal Income Tax Consequences, page 9
3.	Comment: We note the subheading of your disclosure and the first sentence of this section that sets forth “certain” federal income tax consequences of the tender offer. Please ensure that you discuss all such material consequences.

Response to Comment 3:

The Company confirms that all material federal income tax consequences of the tender offer are discussed in Section 5 of the Offer to Purchase. The Company has revised the disclosure on page 9 of the Offer to Purchase by replacing “certain” with “the material” in the first sentence of the first paragraph of Section 5 of the Offer to Purchase.

4.	Comment: Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

Response to Comment 4:

The Company has revised the disclosure on page 9 of the Offer to Purchase by deleting the Treasury Department Circular 230 legend.

Similarly, the Company has revised the disclosure on the last page of the Letter of Transmittal by deleting the Treasury Department Circular 230 legend.

October 19, 2007
5.	Comment: Delete the reference to this discussion being “for general information only” in the legend on page 11. Security holders are entitled to rely upon the discussion.

Response to Comment 5:

The Company has revised the disclosure on page 11 of the Offer to Purchase by replacing the sentence “The federal income tax discussion set forth above is included for general information only” with “The federal income tax discussion set forth above does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders.” Further, for consistency, the Company has revised the disclosure on page 9 of the Offer to Purchase by deleting the phrase “is for general information only and” in the second sentence of Section 5 of the Offer to Purchase.
Certain Information Concerning Factory Card — Certain Projections, page 13
6.	Comment: We note the disclaimer in the last paragraph of this section that you do not undertake any obligation to update the disclosure relating to the financial projections. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Response to Comment 6:

The Company has revised the disclosure on pages 13 and 14 of the Offer to Purchase by appending “, except as required by law, including as required by Rule 14d-6(c) of the Exchange Act” to the end of the final sentence of the final paragraph of Section 8 of the Offer to Purchase.
Certain Information Concerning Parent and Purchase, page 14
7.	Comment: With respect to your disclosure on page 15, please tell us why you need to qualify your disclosure “to the best knowledge” of the bidders and its affiliates. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Response to Comment 7:

The Company has deleted every occurrence of the phrase “to the best knowledge of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire and Berkshire,” from its disclosure on page 15 of the Offer to Purchase.

October 19, 2007
Purpose of the Offer — The Merger Agreement — Representations and Warranties, page 28
8.	Comment: We note your disclosure in the first paragraph of this section that some of the representations and warranties may not be accurate or complete as of any particular date. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the offer document not misleading.

Response to Comment 8:

The Company is advised and understands that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required in order to ensure that statements made in the Offer to Purchase are not misleading. In the event that the Company makes a determination that such additional material information must be disclosed, it will make the required disclosure.
Certain Conditions of the Offer, page 31
9.	Comment: We note the subheading of this section that sets forth “certain” conditions of the tender offer. Please ensure that you discuss all conditions of the offer.

Response to Comment 9:

The Company confirms that all conditions of the offer are discussed in Section 14 of the Offer to Purchase.

10.	Comment: We note the bidders have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” Defining the conditions as an ongoing right which may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

October 19, 2007
Response to Comment 10:

The Company has revised the disclosure on pages 31 and 32 of the Offer to Purchase by replacing the last paragraph of Section 14 of the Offer to Purchase with the following: “The foregoing conditions are for the sole benefit of us and Parent and may be asserted by us or Parent regardless of the circumstances giving rise to such condition. If we accept for payment, or pay for, any Shares, the foregoing conditions, other than those subject to government approvals, shall have been satisfied or shall have been waived by us or Parent in our sole discretion, in each case in whole or in part at any time and from time to time prior to the expiration of the Offer and subject to the terms of the Merger Agreement. The failure by us or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer.”

11.	Comment: Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidders must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response to Comment 11:

The Company confirms that if it waives any of the conditions to the offer, it may be required, depending upon the materiality of such waiver and the number of days remaining in the offer, to extend the offer and circulate new disclosure to security holders.
Closing Comments
As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters generally facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

October 19, 2007
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:
•	the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

Response to Closing Comments:

Attached as Exhibit B is a document illustrating the changes to the Offer to Purchase described above. Attached as Exhibit C is a letter executed by the Company that acknowledges the statements in the bullet points in the closing comments of the Letter.
     We hope that the foregoing has been responsive to the Staff’s comments. It would be greatly appreciated if you could advise me at the number set forth below if the foregoing responses are acceptable or if any additional comments or questions will be forthcoming. If you should have any questions about this Letter, or if you require any further information, please call me at (617) 951-7371.

Very truly yours,
/s/ David C. Chapin